Sumitomo Corporation

RECEIVED

2008 OCT 30 A 10:18

Rule 12g3-2(b) File No. 82-34680

October 29, 2008

[redacted]

08005644

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Brief Statements of Quarterly Financial Results dated October 29, 2008 (Consolidated basis. USGAAP) [English translation].

PROCESSED
NOV 04 2008
THOMSON REUTERS

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

Sumitomo Corporation Announces Quarterly Financial Results for the fiscal year 2008 (Six month period ended September 30, 2008)

On October 29, 2008, Sumitomo Corporation announced its consolidated results for the six-month period ended September 30, 2008, prepared on the basis of accounting principles generally accepted in the United States of America.
Net income for the six-month period was 160.3 billion yen, an increase of 48.3 billion yen representing 43% growth from the same period of the previous year.

1. Operating results

○ Gross profit was 539.7 billion yen, an increase of 72.5 billion yen from the same period of the previous year.

○ Businesses which contributed to the increase were as follows:

- Steel service center operation in Asia and China supported by the demand of home electronics and automobile

- Tubular products operation in North America led by the strong demand based on the rise of oil and gas prices

- Coal mining operation in Australia led by the rise of coal prices

○ The following strategic restructuring contributed to the increase as well.

- Sumitomo Mitsui Auto Service Company, Limited (merged on October 1, 2007)

- Jupiter Shop Channel Co., Ltd. (SC Media & Commerce Inc. / made it a subsidiary on May 22, 2007)

○ Selling, general and administrative expenses was 337.2 billion yen increased slightly from the same period of the previous year.
Accordingly, operating income was 192.9 billion yen increasing 45% from the same period of the previous year.

- Interest expense, net of interest income decreased by 4.8 billion yen mainly due to the decline of interest rate in US$.

- Equity in earnings of associated companies increased by 27.1 billion yen to 52.2 billion yen. This included the improvement of hedge evaluation gain/loss regarding the San Cristobal silver-zinc-lead mining project in Bolivia, the strong performance of the copper business in Indonesia (Batu Hijau copper & gold mine project) and the steady performance of Sumitomo Mitsui Finance & Leasing Co., Ltd. In addition, Oresteel Investments (Proprietary) Limited, a South African company which owns iron ore interest contributed to the increase from the second quarter.

- Provision for doubtful receivables was 9.5 billion yen, an increase of 4.8 billion yen mainly in domestic finance business.

- Gain on marketable securities and other investments was 5.9 billion yen including value realizations through replacements of assets such as capital gain of Sumitomo Mitsui Finance & Leasing Co., Ltd.

- As a result, net income totaled 160.3 billion yen, an increase of 48.3 billion yen or representing 43% growth from the same period of the previous year, which is a record-high as a first six months for five consecutive periods.

- In addition to the major businesses explained above, the following businesses also contributed to the results.

  - Transportation & Construction Systems
    Automobile business to Middle East and Africa and the ship business led by robust marine transportation market showed strong performance. In addition, there was capital gain through replacements of assets (ships).

  - Infrastructure
    IPP (Independent Power Plant) business in Asia showed stable performance.

  - Media, Network & Lifestyle Retail
    Jupiter Shop Channel Co., Ltd. and Jupiter Telecommunications Co., Ltd. showed strong performance while there was capital gain through restructuring of Jupiter TV Co., Ltd. in the same period of the previous year.

- Chemical & Electronics
  Agricultural chemical business in East Europe and sulfur and sulfuric acid business showed strong performance.

- General Products & Real Estate
  Fertilizer business showed strong performance while building-products business decreased due to the decline of domestic housing starts.

- Financial & Logistics
  Net income declined due to the valuation loss of the unlisted companies and provision for doubtful receivables in domestic finance business due to severe financial condition.

2. Financial position

○ Total assets as of September 30, 2008 amounted to 7,771.6 billion yen, an increase of 200.2 billion yen from March 31, 2008 mainly due to the increase of operating assets.

○ Total shareholders' equity increased by 74.0 billion yen, due to the increase in retained earnings although unrealized holding gains on securities available-for-sale decreased. Shareholders' equity ratio improved to 20.2% or 0.5 points up from March 31, 2008.

3. Cash flows

○ Net cash provided by operating activities was 87.1 billion yen as a result of strong business performances in each segment although working capital increased due to the increase of operating assets mainly led by the rise of commodity prices.

○ Net cash used in investing activities was 143.0 billion yen; mainly due to the strategic investments such as acquiring additional iron ore interest in South Africa and office buildings in the United States while replacing assets such as partially selling share of Sumitomo Mitsui Finance & Leasing Co., Ltd.

○ Accordingly, free cash flow was 55.9 billion yen outflow.

4. Progress for the full fiscal year ending March 31, 2009

○ We presume the world economy is expected to decelerate including the recession in industrial countries and slowdown in emerging countries. Therefore, some of our businesses will be affected by the situation.

○ However, we are confident to achieve the net income of 243.0 billion yen as planned since the first six months basic profit* amounted 1,666 million yen reaching 69% of the annual target and core businesses which contributed to the increase in the first six months, such as Metal products, Transportation & Construction Systems, Mineral Resources & Energy businesses will continuously show steady performance.

* Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

5. Interim dividend

○ Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on our target of consolidated net income of 243.0 billion yen, the annual dividend is planned to be 38 yen per share. Therefore, the interim dividend is 19 yen per share, half amount of the planned annual dividend.

For further information contact:
Sumitomo Corporation
Investor Relations Dept.
Phone: +81-3-5166-3522
Fax : +81-3-5166-6292
e-mail: ir@sumitomocorp.co.jp

Highlights of consolidated quarterly results 2008 (Six-month period ended September 30, 2008)

October 29, 2008

[Prepared on the basis of accounting principles generally accepted in the United States of America]

1. Consolidated Income

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

	Apr.1-Sep.30, 2008 (A)	Apr.1-Sep.30, 2007 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage	Annual targets (announced in April 2008) amount	Annual targets achievement
Gross profit	**5,397**	4,672	725	16%	9,900	55%
Other income (expenses) :						
Selling, general and administrative expenses	**(3,372)**	(3,292)	(80)	(2%)	(7,000)	48%
Interest expense, net of interest income	**(168)**	(216)	48	22%	(360)	47%
Dividends	**84**	83	1	1%	150	56%
Equity in earnings of associated companies, net	**522**	251	271	108%	840	62%
Provision for doubtful receivables	**(95)**	(48)	(48)	(100%)		
Gain on property and equipment, net	**8**	(1)	8	-	220	-
Gain on marketable securities and other investments, net	**59**	235	(177)	(75%)		
Other, net	**(3)**	4	(7)	-		
Total other income (expenses)	**(2,967)**	(2,983)	16	1%	(6,150)	48%
Income before income taxes and minority interests in earnings of subsidiaries	**2,430**	1,689	741	44%	3,750	65%
Income taxes	**(760)**	(533)	(227)	(42%)	(1,200)	63%
Income before minority interests in earnings of subsidiaries	**1,670**	1,156	514	44%	2,550	65%
Minority interests in earnings of subsidiaries, net	**(67)**	(36)	(31)	(85%)	(120)	56%
Net income	**1,603**	1,120	483	43%	2,430	66%
Total trading transactions[*1]	**60,843**	56,954	3,889	7%	120,000	51%
Operating income[*1]	**1,929**	1,333	597	45%	2,850	68%
Basic profit (Calculation for reference)[*2]	**1,666**	987	680	69%	2,427	69%

Summary

Gross profit

<Businesses which contributed to the increase>

- Sales price increase in steel service center and tubular products in North America
- Coal mining operation in Australia
- Merger of Sumitomo Mitsui Auto Service
- Jupiter Shop Channel (SC Media & Commerce Inc./made it a subsidiary)

Interest expense, net of interest income

- Decrease of interest expense due to decline of interest rate in US$

Equity in earnings of associated companies, net

- Hedge evaluation impact in San Cristobal silver-zinc-lead mining project in Bolivia
  Apr-Sep, 2008: Hedge profit +53
  Apr-Sep, 2007: Hedge loss -96
- Strong performance in copper business in Indonesia (Batu Hijau copper & gold mine project)
- Steady performance in Sumitomo Mitsui Finance & Leasing Co., Ltd.
- Newly consolidated iron ore business in South Africa (Oresteel Investments (Proprietary) Limited)

Provision for doubtful receivables

- Domestic finance business

Gain on marketable securities and other investments, net

- Capital gain of Sumitomo Mitsui Finance & Leasing Co., Ltd.
- Value realizations through restructuring of Jupiter TV in the same period of the previous year

Reference		Apr.1-Sep.30, 2008	Apr.1-Sep.30, 2007
Foreign exchange (Yen/US$, ave)	(Apr.-Sep.)	106.12	119.20
Interest (%) (YEN LIBOR6M, ave)	(Apr.-Sep.)	1.00%	0.85%
Interest (%) (US$ LIBOR6M, ave)	(Apr.-Sep.)	3.1%	5.4%
Crude oil (US$/bbl, ave) <North Sea Brent>	(Jan.-Jun.)	110	63

*1) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*2) Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

2. Notification of interim dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set **the dividend payout ratio at around 20%**, reflecting consolidated financial results.
Based on our target of consolidated net income of 243 billion yen, **the annual dividend is planned to be 38 yen per share** (the annual dividends for fiscal year 2007 was 38 yen per share). Therefore, **the interim dividend is 19 yen per share**, half amount of the planned annual dividend (the interim dividend for fiscal year 2007 was 18 yen per share).

3. Segment Information

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Gross profit			Net income			Summary (Net income)
	Apr.1-Sep.30, 2008	Apr.1-Sep.30, 2007	increase/(decrease)	Apr.1-Sep.30, 2008	Apr.1-Sep.30, 2007	increase/(decrease)	
Metal Products	523	397	127	218	125	93	- Sales price increase in steel service center and tubular products in North America
Transportation & Construction Systems	920	762	157	212	179	33	- Strong performance in automobile, construction equipment and ship business
Infrastructure	205	215	(10)	90	96	(6)	-Stable performance in IPP business mainly in Asia
Media, Network & Lifestyle Retail	857	758	99	54	78	(23)	- Jupiter Shop Channel (SC Media & Commerce Inc./ made it a subsidiary) - Strong performance in J:COM - Value realizations through restructuring of Jupiter TV in the same period of the previous year
Chemical & Electronics	268	244	24	59	37	22	- Strong performance in agricultural chemical business - Strong performance in sulfur and sulfuric acid business
Mineral Resources & Energy	422	219	203	332	144	189	- Strong performance in coal mining operation in Australia and copper business in Indonesia - Hedge evaluation impact in San Cristobal project
General Products & Real Estate	618	639	(21)	89	96	(7)	- Strong performance in fertilizer business - Decrease in building-products business
Financial & Logistics	169	149	20	2	24	(22)	- Provision for doubtful receivables in domestic finance business - Valuation loss of unlisted companies - Transferred leasing operation
Domestic Regional Business Units and Offices	244	214	30	54	41	13	- Strong performance in metal products business
Overseas Subsidiaries and Branches	1,202	1,050	152	351	227	123	- Sales price increase in tubular products in North America - Strong performance in business in Europe and China
Segment Total	5,429	4,647	782	1,461	1,047	414	
Corporate and Eliminations	(32)	25	(57)	142	73	69	- Capital gain of Sumitomo Mitsui Finance&Leasing Co., Ltd.
Consolidated	5,397	4,672	725	1,603	1,120	483	

4. Financial Position

	As of Sep.30, 2008	As of Mar.31, 2008	increase/(decrease)	Summary
Total assets	77,716	75,714	2,002	<u>Total assets</u> - Increase in operating assets
Total shareholders' equity	15,668	14,927	740	<u>Total shareholders' equity</u> - Increase in retained earnings
Shareholders' equity ratio	20.2%	19.7%	0.5pt	- Decrease in unrealized holding gains on securities available-for-sale
Interest-bearing liabilities, net	32,922	32,476	447	
Debt-equity ratio, net (times)	2.1	2.2	0.1pt	Shareholders' equity ratio up over 20%

5. Cash Flows

	Apr.1-Sep.30, 2008	Apr.1-Sep.30, 2007
Net cash provided by operating activities	871	1,759
Net cash used in investing activities	(1,430)	(1,562)
Free Cash Flow	*(559)*	*197*
Net cash provided by financing activities	321	43
Effect of exchange rate changes on cash and cash equivalents, etc	(29)	51
Net increase (decrease) in cash and cash equivalents	(267)	292

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Sep. 30, 2008			increase/(decrease) from Sep. 30, 2007		
	Profit	Loss	Total	Profit	Loss	Total
Japan	180	35	215	(31)	(19)	(50)
Overseas	525	68	593	(33)	(13)	(46)
Total	705	103	808	(64)	(32)	(96)
(Profit-making company ratio)			87%			+2pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Apr.1-Sep.30, 2008			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	432	(45)	387	37	(20)	17
Overseas	1,152	(31)	1,121	518	95	613
Total	1,584	(76)	1,508	555	75	630

October 29, 2008

Consolidated quarterly results FY2008 (Six-month period ended September 30, 2008)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Sumitomo Corporation
Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Susumu Kato
For further information contact:
Hisakazu Suzuki, Corporate Communications Dept. Tel.+81-3-5166-3089
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the six-month period ended September 30, 2008

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ (decrease))	Net income	(increase/ (decrease))
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Apr.1-Sep.30, 2008	6,084,287	6.8	192,903	44.8	242,957	43.9	160,292	43.2
Apr.1-Sep.30, 2007	5,695,355	8.6	133,253	11.1	168,896	5.5	111,964	9.7

	Net income per share (basic)	Net income per share (diluted)
	(yen)	(yen)
Apr.1-Sep.30, 2008	128.23	128.22
Apr.1-Sep.30, 2007	90.86	90.84

[Note] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of September 30, 2008	7,771,633	1,566,753	20.2	1,253.40
As of March 31, 2008	7,571,399	1,492,742	19.7	1,194.20

2. Dividends

	Cash dividends per share				
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Annual
	(yen)	(yen)	(yen)	(yen)	(yen)
Year ended March 31, 2008	—	18.00	—	20.00	38.00
Year ending March 31, 2009	—	19.00	—	—	—
Year ending March 31, 2009 (Plan)	—	—	—	19.00	38.00

[Note] Review of dividends prospect as of September 30, 2008: None

3. Targets (fiscal year ending March 31, 2009)

	Total trading transactions	(increase/ (decrease))	Net income	(increase/ (decrease))	Net income per share (basic)
	(millions of yen)	(%)	(millions of yen)	(%)	(yen)
Year ending March 31, 2009	12,000,000	4.5	243,000	1.7	194.40

[Note] Review of targets as of September 30, 2008: None

4. Others

(1) Increase/decrease of important subsidiaries during this period: None

(2) Adoption of simplified method or specific method to quarterly financial statement in accounting procedure: None

(3) Changes in accounting policies and others
- (i) Associated with the changes in U.S.GAAP : Yes
- (ii) Other changes : None

Note) For further details please refer the note on page 5.

(4) Outstanding stocks (Common stocks) (shares)

(i) Outstanding stocks including treasury stock	(September 30, 2008)	1,250,602,867	(March 31, 2008)	1,250,602,867
(ii) Treasury stocks	(September 30, 2008)	595,601	(March 31, 2008)	607,954
(iii) Average stocks	(Apr.1-Sep.30, 2008)	1,249,994,710	(Apr.1-Sep.30, 2007)	1,232,313,455

Management results

1. Operating results

Total trading transactions for the six-month period ended September 30, 2008 amounted to 6,084.3 billion yen representing 6.8% growth from the same period of the previous year.

Gross profit increased by 72.5 billion yen to 539.7 billion yen.

Selling, general and administrative expenses increased by 8.0 billion yen to 337.2 billion yen.

As a result, operating income increased by 59.7 billion yen to 192.9 billion yen.

Equity in earnings of associated companies increased by 27.1 billion yen to 52.2 billion yen. We recognized 5.3 billion yen of hedge evaluation gains regarding the San Cristobal silver-zinc-lead mining project in Bolivia in this period. (Hedge evaluation losses in the same period of the previous year: 9.6 billion yen)

As a result, net income totaled 160.3 billion yen, an increase of 48.3 billion yen representing 43% growth from the same period of the previous year.

<Net income by segments>

Metal Products Business Unit posted 21.8 billion yen, an increase of 9.3 billion yen from the same period of the previous year. Sales price increase in steel service center and tubular products in North America led the increase.

Transportation & Construction Systems Business Unit posted 21.2 billion yen, up 3.3 billion yen. Strong performance in automobile trading business to Middle East and Africa, and ship-related business contributed to the increase.

Infrastructure Business Unit posted 9.0 billion yen, a decrease of 0.6 billion yen. IPP* business mainly in Asia showed stable performance.

*IPP: Independent Power Producer

Media, Network & Lifestyle Retail Business Unit posted 5.4 billion yen, a decrease of 2.3 billion yen, since there was capital gain through restructuring of Jupiter TV Co., Ltd. in the same period of the previous year. Although newly consolidated Jupiter Shop Channel Co., Ltd. (the subsidiary owned by SC Media & Commerce Inc.) and the Jupiter Telecommunications Co., Ltd.(J:COM) showed strong

performance.

Chemical & Electronics Business Unit posted 5.9 billion yen, an increase of 2.2 billion yen, due to the strong performance in agricultural chemical business in East Europe, and sulfur and sulfuric acid business.

Mineral Resources & Energy Business Unit posted 33.2 billion yen, an increase of 18.9 billion yen. Coal mining operation in Australia and copper business in Indonesia (Batu Hijau copper & gold mine project) contributed to the increase, due to the rise of commodity prices for coal and copper in addition to reversal of hedge evaluation losses mentioned above.

General Products & Real Estate Business Unit posted 8.9 billion yen, a decrease of 0.7 billion yen. Building-products business in Japan decreased while fertilizer business showed strong performance.

Financial & Logistics Business Unit posted 0.2 billion yen, a decrease of 2.2 billion yen due to the valuation loss of unlisted companies and provisions for doubtful receivables in domestic finance business.

Domestic Regional Business Units and Offices posted 5.4 billion yen, up 1.3 billion yen. This was mainly due to the strong performance in the metal products business.

Overseas Subsidiaries and Branches posted 35.1 billion yen, an increase of 12.3 billion yen due to the sales price increase in tubular products in North America and strong performance in business in Europe and China.

2. Financial position

<Total assets, liabilities, and total shareholders' equity as of September 30, 2008>

Total assets increased by 200.2 billion yen to 7,771.6 billion yen from March 31, 2008, due to the increase of operating assets mainly led by the rise of commodity prices.

Interest-bearing liabilities (gross) were 3,728.9 billion yen, an increase of 19.2 billion yen. Interest-bearing liabilities (net) were 3,292.2 billion yen, up 44.7 billion yen.

Total shareholders' equity amounted to 1,566.8 billion yen, improved by 74.0 billion yen, from March 31, 2008, due to the increase in retained earnings. Shareholders' equity ratio was 20.2%, up 0.5 points.

<Cash flows>

Net cash provided by operating activities was 87.1 billion yen as a result of strong business performances in each segment although working capital increased due to the increase of operating assets mainly led by the rise of commodity prices.

Net cash used in investing activities was 143.0 billion yen, mainly due to strategic investment such as acquiring additional iron ore interest in South Africa (Oresteel Investments (Proprietary) Limited) and office buildings in the United States while replacing assets such as partially selling share of Sumitomo Mitsui Finance &Leasing Co., Ltd.

Accordingly, free cash flow was 55.9 billion yen outflow. Net cash provided by financing activities was 32.1 billion yen.

As a result, cash and cash equivalents as of September 30, 2008 decreased by 26.7 billion yen to 430.1 billion yen from March 31, 2008.

3. Target

Target of net income in fiscal year ending March 31, 2009 is 243.0 billion yen as announced on April 30, 2008 and was not revised as of September 30, 2008.

4. Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

Based on our consolidated net income target of 243.0 billion yen for fiscal year 2008, the annual dividend is planned to be 38 yen per share. Therefore, the interim dividend is 19 yen per share, half amount of the planned annual dividend.

5. Others

(1) Increase/decrease of important subsidiaries during this period: None

(2) Adoption of simplified mentioned or specific method to quarterly financial statement in accounting procedure : None

(3) Changes in accounting policies and others

Statement of Financial Accounting Standards (SFAS) No.157, "Fair Value Measurements" issued by the Financial Accounting Standard Board (FASB) was newly adopted on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on the consolidated results of financial statements.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of September 30, 2008 (Unaudited) and March 31, 2008

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2008	March 31, 2008	September 30, 2008
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 430,090	¥ 456,809	$ 4,096
Time deposits	6,587	5,369	63
Marketable securities	21,083	19,856	201
Receivables-trade			
Notes and loans	267,855	242,312	2,551
Accounts	1,785,839	1,782,114	17,008
Associated companies	119,897	109,354	1,142
Allowance for doubtful receivables	(16,611)	(14,789)	(158)
Inventories	897,108	756,190	8,544
Deferred income taxes	42,149	39,300	401
Advance payments to suppliers	105,794	73,881	1,007
Other current assets	317,522	253,354	3,024
Total current assets	3,977,313	3,723,750	37,879
Investments and long-term receivables:			
Investments in and advances to associated companies	949,205	883,635	9,040
Other investments	587,305	655,190	5,593
Long-term receivables	789,647	832,761	7,521
Allowance for doubtful receivables	(23,524)	(22,099)	(224)
Total investments and long-term receivables	2,302,633	2,349,487	21,930
Property and equipment, at cost less accumulated depreciation	1,032,840	997,128	9,837
Goodwill and other intangible assets	377,209	379,405	3,592
Prepaid expenses, non-current	39,272	47,836	374
Deferred income taxes, non-current	15,065	14,228	144
Other assets	27,301	59,565	260
Total	¥ 7,771,633	¥ 7,571,399	$ 74,016

Note: The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥105=US$1.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of September 30, 2008 (Unaudited) and March 31, 2008

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2008	March 31, 2008	September 30, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 692,907	¥ 625,106	$ 6,599
Current maturities of long-term debt	481,432	428,869	4,585
Payables-trade			
Notes and acceptances	87,889	84,610	837
Accounts	1,190,568	1,159,158	11,339
Associated companies	31,810	26,716	303
Income taxes	45,790	37,419	436
Accrued expenses	104,474	101,557	995
Advances from customers	132,985	107,269	1,267
Other current liabilities	244,786	162,667	2,331
Total current liabilities	3,012,641	2,733,371	28,692
Long-term debt, less current maturities	2,877,945	3,011,992	27,409
Accrued pension and retirement benefits	15,244	14,074	145
Deferred income taxes, non-current	168,145	189,273	1,602
Minority interests	130,905	129,947	1,247
Shareholders' equity:			
Common stock	219,279	219,279	2,088
Additional paid-in capital	291,138	291,032	2,772
Retained earnings			
Appropriated for legal reserve	17,696	17,696	168
Unappropriated	1,078,407	943,114	10,271
	1,096,103	960,810	10,439
Accumulated other comprehensive income	(38,577)	22,845	(367)
Treasury stock, at cost	(1,190)	(1,224)	(11)
Total shareholders' equity	1,566,753	1,492,742	14,921
Total	¥ 7,771,633	¥ 7,571,399	$ 74,016

Note: The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥105=US$1.

Consolidated Statements of Income

	Millions of Yen		Millions of U.S. Dollars
	2008	2007	2008
Revenues:			
Sales of tangible products	¥ 1,548,745	¥ 1,330,111	$ 14,750
Sales of services and others	372,701	313,813	3,549
Total revenues	1,921,446	1,643,924	18,299
Cost:			
Cost of tangible products sold	1,266,486	1,093,439	12,061
Cost of services and others	115,300	83,280	1,098
Total cost	1,381,786	1,176,719	13,159
Gross profit	539,660	467,205	5,140
Other income (expenses):			
Selling, general and administrative expenses	(337,233)	(329,185)	(3,212)
Provision for doubtful receivables	(9,524)	(4,767)	(91)
Impairment losses on long-lived assets	(343)	(493)	(3)
Gain on sale of property and equipment, net	1,102	427	10
Interest income	11,749	14,218	112
Interest expense	(28,570)	(35,818)	(272)
Dividends	8,395	8,304	80
Other than temporary impairment losses on securities	(5,571)	(10,179)	(53)
Gain on sale of marketable securities and other investments, net	11,426	33,685	109
Equity in earnings of associated companies, net	52,176	25,068	497
Other, net	(310)	431	(3)
Total other income (expenses)	(296,703)	(298,309)	(2,826)
Income before income taxes and minority interests in earnings of subsidiaries	242,957	168,896	2,314
Income taxes	75,962	53,312	724
Income before minority interests in earnings of subsidiaries	166,995	115,584	1,590
Minority interests in earnings of subsidiaries, net	(6,703)	(3,620)	(63)
Net income	¥ 160,292	¥ 111,964	$ 1,527
Disclosure of comprehensive income:			
Net income for the period	¥ 160,292	¥ 111,964	$ 1,527
Other comprehensive income (loss), net of tax:			
Net unrealized holding gains (losses) on securities available-for-sale	(35,764)	19,971	(341)
Foreign currency translation adjustments	(19,990)	18,661	(190)
Net unrealized gains (losses) on derivatives	(859)	1,305	(8)
Pension liability adjustments	(4,809)	(2,849)	(46)
Comprehensive income for the period	¥ 98,870	¥ 149,052	$ 942
Total trading transactions	¥ 6,084,287	¥ 5,695,355	$ 57,946

Note:
1) The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥105=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Condensed Consolidated Statements of Cash Flows

Sumitomo Corporation and Subsidiaries
For the six-month periods ended September 30, 2008 and 2007
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2008	2007	2008
Operating activities:			
Net income	¥ 160,292	¥ 111,964	$ 1,527
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	78,744	62,272	750
Provision for doubtful receivables	9,524	4,767	91
Impairment losses on long-lived assets	343	493	3
Gain on sale of property and equipment, net	(1,102)	(427)	(10)
Other than temporary impairment losses on securities	5,571	10,179	53
Gain on sale of marketable securities and other investments, net	(11,426)	(33,685)	(109)
Equity in earnings of associated companies, less dividends received	(16,658)	(6,402)	(159)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
(Increase) decrease in receivables	(124,289)	15,146	(1,184)
Increase in inventories	(138,574)	(7,735)	(1,320)
Increase (decrease) in payables	100,531	(11,205)	958
Other, net	24,155	30,560	230
Net cash provided by operating activities	87,111	175,927	830
Investing activities:			
Changes in:			
Property, equipment and other assets	(169,896)	(304,022)	(1,618)
Marketable securities and investments	(11,262)	14,955	(107)
Loans and other receivables	39,406	132,780	375
Time deposits	(1,266)	70	(12)
Net cash used in investing activities	(143,018)	(156,217)	(1,362)
Free Cash Flows:	(55,907)	19,710	(532)
Financing activities:			
Changes in:			
Short-term debt	76,793	53,612	731
Long-term debt	(19,736)	43,324	(188)
Cash dividends paid	(24,999)	(22,376)	(238)
Acquisition of treasury stock, net	34	(70,843)	0
Other, net	-	627	-
Net cash provided by financing activities	32,092	4,344	305
Effect of exchange rate changes on cash and cash equivalents	(2,904)	2,817	(28)
Net increase in cash and cash equivalents included in assets held for sale	-	2,331	-
Net (decrease) increase in cash and cash equivalents	(26,719)	29,202	(255)
Cash and cash equivalents, beginning of period	456,809	436,814	4,351
Cash and cash equivalents, end of period	¥ 430,090	¥ 466,016	$ 4,096

The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥105=US$1.

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
For the six-month periods ended September 30, 2008 and 2007
(Unaudited)

Operating segments:

2008:

Segment	Millions of Yen Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	¥ 52,337	¥ 21,791	¥ 783,545	¥ 1,036,457
Transportation & Construction Systems	91,973	21,219	1,597,815	923,923
Infrastructure	20,529	8,982	516,498	183,814
Media, Network & Lifestyle Retail	85,699	5,435	673,947	291,172
Chemical & Electronics	26,778	5,917	377,293	530,245
Mineral Resources & Energy	42,205	33,214	837,446	1,458,193
General Products & Real Estate	61,800	8,895	771,787	449,958
Financial & Logistics	16,912	156	677,345	86,124
Domestic Regional Business Units and Offices	24,417	5,419	486,465	588,741
Overseas Subsidiaries and Branches	120,219	35,067	1,401,004	1,129,668
Segment Total	542,869	146,095	8,123,145	6,678,295
Corporate and Eliminations	(3,209)	14,197	(351,512)	(594,008)
Consolidated	¥ 539,660	¥ 160,292	¥ 7,771,633	¥ 6,084,287

2007:

Segment	Millions of Yen Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 39,675	¥ 12,494	¥ 755,525	¥ 961,296
Transportation & Construction Systems	76,248	17,907	1,604,917	857,577
Infrastructure	21,480	9,610	478,782	180,510
Media, Network & Lifestyle Retail	75,783	7,760	675,640	272,206
Chemical & Electronics	24,400	3,714	352,770	560,770
Mineral Resources & Energy	21,870	14,352	760,426	1,311,972
General Products & Real Estate	63,930	9,628	742,039	442,968
Financial & Logistics	14,914	2,355	449,488	52,615
Domestic Regional Business Units and Offices	21,373	4,113	480,052	544,154
Overseas Subsidiaries and Branches	105,015	22,735	1,000,685	1,099,747
Segment Total	464,688	104,668	7,300,324	6,283,815
Corporate and Eliminations	2,517	7,296	271,075	(588,460)
Consolidated	¥ 467,205	¥ 111,964	¥ 7,571,399	¥ 5,695,355

2008:

Segment	Millions of U.S.Dollars Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	$ 498	$ 207	$ 7,462	$ 9,871
Transportation & Construction Systems	876	202	15,217	8,799
Infrastructure	195	86	4,919	1,751
Media, Network & Lifestyle Retail	816	52	6,419	2,773
Chemical & Electronics	255	56	3,593	5,050
Mineral Resources & Energy	402	316	7,976	13,888
General Products & Real Estate	589	85	7,350	4,285
Financial & Logistics	161	1	6,451	820
Domestic Regional Business Units and Offices	233	52	4,633	5,607
Overseas Subsidiaries and Branches	1,145	334	13,343	10,759
Segment Total	5,170	1,391	77,363	63,603
Corporate and Eliminations	(30)	136	(3,347)	(5,657)
Consolidated	$ 5,140	$ 1,527	$ 74,016	$ 57,946

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥105=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Assumptions for Going Concern	:	None
Significant changes in shareholders' equity	:	None

END